UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G
                              (Amendment Number 1)


                    Under the Securities Exchange Act of 1934



                           MATRIX CAPITAL CORPORATION
                                (Name of Issuer)

                         Common Stock, $.0001 Par Value
                         (Title of Class of Securities)

                                   576819 10 6
                                 (CUSIP Number)






*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)

                                Page 1 of 5 Pages

CUSIP No. 576819 10 6              Schedule 13G                Page 2 of 5 Pages

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON                               D. Mark Spencer
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON




--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)

                                                             (b)


--------------------------------------------------------------------------------
3         SEC USE ONLY




--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION


                                        United States

--------------------------------------------------------------------------------
                              5        SOLE VOTING POWER

         NUMBER OF                                         1,147,876
           SHARES             --------------------------------------------------
        BENEFICIALLY          6        SHARED VOTING POWER
          OWNED BY
            EACH                                           0
         REPORTING            --------------------------------------------------
        PERSON WITH           7         SOLE DISPOSITIVE POWER

                                                           1,147,876
                              --------------------------------------------------
                              8         SHARED DISPOSITIVE POWER

                                                           0
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                           1,147,876


--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*




--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                                           17.1


--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*

                                                           IN


--------------------------------------------------------------------------------

                       SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 576819 10 6              Schedule 13G                Page 3 of 5 Pages



Item 1.

     (a)  Name of Issuer:
          --------------

          Matrix Capital Corporation

     (b)  Address of Issuer's Principal Executive Offices:
          -----------------------------------------------

          1380 Lawrence Street, Suite 1410
          Denver, Colorado   80204

Item 2.

     (a)  Name of Person Filing:
          ---------------------

          D. Mark Spencer

     (b)  Address of Principal Business Office or, if none, Residence:
          -----------------------------------------------------------

          1380 Lawrence Street, Suite 1410
          Denver, Colorado   80204

     (c)  Citizenship:
          -----------

          United States

     (d)  Title of Class of Securities:
          ----------------------------

          Common Stock, $.0001 par value

     (e)  CUSIP No.:
          ---------

          57689 10 6

Item 3. Not Applicable.

Item 4. Ownership.

     The following information relates to the reporting person's ownership of Common Stock, $.0001 par value, of the issuer as of December 31, 1997. As of that date, the reporting person held 879,910 shares and had the right to acquire beneficial ownership of 267,966 additional shares of such Common Stock within the meaning of Rule 13-3(d)(1)(i) under the Securities Exchange Act of 1934. The right to acquire the additional shares results from an option Guy A. Gibson, the President of the Issuer, has granted to Mr. Spencer to purchase 133,983 of Mr. Gibson's shares and an option Richard V. Schmitz, the Chairman of the Board of the Issuer, has granted to Mr. Spencer to purchase 133,983 of Mr. Schmitz's shares.

CUSIP No. 576819 10 6              Schedule 13G                Page 4 of 5 Pages


     (a)  Amount Beneficially Owned:
          -------------------------

          1,147,876

     (b)  Percent of Class:
          ----------------

          17.1%

     (c)  Number of Shares as to Which Such Person Has:
          --------------------------------------------

          (i)   sole power to vote or to direct the vote:

                1,147,876

          (ii)  shared power to vote or to direct the vote:

                0

          (iii) sole power to dispose or to direct the disposition of:

                1,147,876

          (iv)  shared power to dispose or to direct the disposition of:

                0

Item 5. Ownership of Five Percent or Less of a Class.
        --------------------------------------------

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
        ---------------------------------------------------------------

          Not Applicable.

Item 7.  Identification  and Classification of the Subsidiary Which Acquired the
         -----------------------------------------------------------------------
         Security Being Reported on by the Parent Holding Company.
         --------------------------------------------------------

          Not Applicable.

CUSIP No. 576819 10 6              Schedule 13G                Page 5 of 5 Pages



Item 8. Identification and Classification of Members of the Group.
        ---------------------------------------------------------

          Not Applicable.

Item 9. Notice of Dissolution of Group.
        ------------------------------

          Not Applicable.

Item 10. Certification.
         -------------

          Not Applicable.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:             2-5-98
                  -----------------


                                   /s/ D. Mark Spencer
                                   ---------------------------------------------
                                   D. Mark Spencer
                                   ---------------------------------------------